Filed Pursuant to Rule 424(b)(2)

Registration No. 333-90036

Prospectus Supplement

(To Prospectus dated November 25, 2002)

$300,000,000

4.875% Notes due 2013

Interest payable April 1 and October 1

Issue price: 99.402%

The notes will mature on October 1, 2013. Interest accrues from September 18, 2003. We may redeem the notes in whole or in part at any time at the redemption price described on page S-7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus supplement or the accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

	Price to Public	Underwriting Discounts	Proceeds to Us

Per Note	99.402%	0.650%	98.752%

Total	$298,206,000	$1,950,000	$296,256,000

The notes will not be listed on any securities exchange. Currently, there is no public market for the notes.

We expect to deliver the notes to investors through the book-entry delivery systems of The Depository Trust Company, Euroclear or Clearstream Banking on or about September 18, 2003.

Joint Bookrunners

Barclays Capital	JPMorgan	UBS Investment Bank

Banc of America Securities LLC

Citigroup

Lehman Brothers

PNC Capital Markets, Inc.

Harris Nesbitt

The Williams Capital Group, L.P.

September 15, 2003

No person is authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus supplement or the accompanying prospectus and, if given or made, such information or representations must not be relied upon as having been authorized. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this prospectus supplement or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus supplement or the accompanying prospectus, nor any sale made hereunder and thereunder shall under any circumstances, create any implication that there has been no change in the affairs of Campbell Soup Company since the date of this prospectus supplement or the accompanying prospectus, or that the information contained or incorporated by reference herein or therein is correct as of any time subsequent to the date of such information.

Prospectus Supplement

Prospectus

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement contains the terms of this offering of notes. This prospectus supplement, or the information incorporated by reference in this prospectus supplement, may add, update or change information in the accompanying prospectus. If information in this prospectus supplement, or the information incorporated by reference in this prospectus supplement, is inconsistent with the accompanying prospectus, this prospectus supplement, or the information incorporated by reference in this prospectus supplement, will apply and will supersede that information in the accompanying prospectus.

It is important for you to read and consider all information contained in this prospectus supplement and the accompanying prospectus in making your investment decision. You should also read and consider the information in the documents we have referred you to in “Where You Can Find More Information About Us” in the accompanying prospectus.

CAMPBELL SOUP COMPANY

Campbell Soup Company, together with its consolidated subsidiaries, is a global manufacturer and marketer of high quality, branded convenience food products. Campbell Soup Company was incorporated as a business organization under the laws of New Jersey on November 23, 1922; however, through predecessor organizations, our beginnings in the food business can be traced back to 1869. Our principal executive offices are at Campbell Place, Camden, New Jersey 08103-1799.

We operate in four business segments: North America Soup and Away From Home, North America Sauces and Beverages, Biscuits and Confectionery, and International Soup and Sauces. The North America Soup and Away From Home segment comprises the retail soup and Away From Home business in the United States and Canada. The U.S. retail business includes the Campbell’s brand condensed and ready-to-serve soups and Swanson broths. The segment includes the company’s total business in Canada, which comprises the Habitant and Campbell’s soups, Prego pasta sauces and V8 juices. The Away From Home operations represent the distribution of products such as Campbell’s soups, Campbell’s specialty entrées, beverage products, other prepared foods and Pepperidge Farm products through various food service channels in North America. The North America Sauces and Beverages segment includes Prego pasta sauces, Pace Mexican sauces, Franco-American canned pastas and gravies, V8 vegetable juices, V8 Splash juice beverages, Campbell’s tomato juice and the total of all businesses in Mexico and other Latin American countries. The Biscuits and Confectionery segment includes Pepperidge Farm cookies, crackers, breads and frozen products in North America, Arnott’s biscuits and crackers in Australia and Asia/Pacific, Arnotts Snackfoods salty snacks in Australia, and Godiva chocolates worldwide. The International Soup and Sauces segment comprises operations outside North America, including Erasco and Heisse Tasse soups in Germany, Liebig and Royco soups and Lesieur sauces in France, Campbell’s and Batchelors soups, Oxo stock cubes and Homepride sauces in the United Kingdom, Devos Lemmens mayonnaise and cold sauces, and Campbell’s and Royco soups in Belgium, Blå Band soups in Sweden and McDonnells and Erin soups in Ireland. In Asia/Pacific, operations include Campbell’s soups and stock and Swanson broths across the region.

RECENT DEVELOPMENTS

On September 11, 2003, we announced results for the fiscal fourth quarter and year ended August 3, 2003. Net sales for the quarter ended August 3, 2003 increased 19% to $1.455 billion compared to $1.223 billion in the corresponding quarter in fiscal year 2002. The following factors drove the increase: volume and mix increased 6%; price added 2%; reduced promotional spending added 3%; currency added 5%; and acquisitions contributed 3%. In addition, the fourth quarter included 14 weeks compared to 13 weeks in the year-ago period, with the additional week accounting for approximately 7-8 percentage points of the sales increase. Net earnings for the quarter were $74 million versus $55 million a year earlier. Net earnings for the year-ago quarter included amortization expense of $14 million, since eliminated under SFAS No. 142, and $4 million for costs related to the Australian manufacturing reconfiguration. Diluted earnings per share for the fiscal fourth quarter were $.18, compared to $.13 recorded in the fourth quarter in fiscal year 2002. Diluted earnings per share in the year-ago quarter included amortization expense of approximately $.04, since eliminated under SFAS No. 142, and approximately $.01 for costs related to the Australian manufacturing reconfiguration.

Net sales for the fiscal year ended August 3, 2003 increased 9% to $6.678 billion from $6.133 billion in the year ended July 28, 2002. The following factors drove the increase: volume and mix increased 3%; price added 1%; currency added 3%; and acquisitions contributed 2%. Fiscal year 2003 included 53 weeks compared to 52 weeks in the prior year, with the additional week accounting for approximately 1 to 2 percentage points of the sales increase. Net earnings, before the cumulative effect of the accounting change for fiscal year 2003, were $626 million versus $525 million for the prior year. Net earnings in fiscal year 2002 included amortization expense of $54 million, since eliminated upon the adoption of SFAS No. 142, and costs of $14 million related to the Australian manufacturing reconfiguration. For the fiscal year 2003, we reported diluted earnings per share, before cumulative effect of the accounting change, of $1.52 compared to $1.28 for the prior year. Diluted earnings per share for fiscal year 2002 included amortization expense of approximately $.13 per share, since eliminated under SFAS No. 142, and approximately $.03 per share of costs related to the Australian manufacturing reconfiguration. In addition, fiscal year 2003 had the benefit from the 53rd week of approximately $.02.

We anticipate filing our annual report on Form 10-K for fiscal year 2003 before October 31, 2003.

USE OF PROCEEDS

We intend to use the net proceeds from this offering, which we estimate to be approximately $295,926,000, after deducting underwriting discounts and estimated expenses of the offering, for repayment of commercial paper borrowings and for other general corporate purposes. As of August 3, 2003, the weighted average rate of our commercial paper was approximately 2.33% and the longest maturity was approximately three months.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratio of earnings to fixed charges for the periods shown:

Nine Months ended 4/27/03	Fiscal year ended
	7/28/02	7/29/01	7/30/00	8/1/99	8/2/98
6.1	4.8	5.1	5.7	6.1	6.0

The ratios of earnings to fixed charges were computed by dividing our earnings by fixed charges. For this purpose, earnings include earnings from continuing operations before equity in earnings of affiliates and minority interests, amortization of capitalized interest, taxes on earnings and fixed charges (excluding capitalized interest). For the nine months ended April 27, 2003, earnings also include the effect of the implementation of SFAS No. 142 effective July 29, 2002. Prior year amounts are on an as reported basis and have not been adjusted to exclude amortization expense of goodwill and other indefinite-lived intangible assets. Fixed charges include interest expense, capitalized interest, amortization of debt expenses and the estimated interest components of rentals. In fiscal 2002, 2001, 1999, and 1998, Campbell Soup Company recorded restructuring charges of $1 million, $10 million, $36 million, and $262 million, respectively.

DESCRIPTION OF THE NOTES

General

The notes will be issued under an indenture dated as of October 15, 1996, between us and Deutsche Bank Trust Company Americas (formerly Bankers Trust Company), as trustee. The following description of the particular terms of the notes supplements the description of the general terms and provisions of the Debt Securities set forth in the accompanying prospectus, to which reference is made.

The notes offered by this prospectus supplement:

•	will be our unsecured general obligations,

•	will initially be limited to $300 million principal amount,

•	will be issued in book-entry form only,

•	will mature on October 1, 2013,

•	will bear interest from September 18, 2003 at the rate of 4.875% per annum, and

•	will bear interest payable semi-annually on April 1 and October 1, commencing April 1, 2004, to the persons in whose names the notes are registered at the close of business on the preceding March 15 and September 15, respectively.

Issuance of Additional Notes

We may, without the consent of the holders, increase the principal amount of the notes by issuing additional notes in the future on the same terms and conditions, except for any differences in the issue price and interest accrued prior to the issue date of the additional notes, and with the same CUSIP number as the notes offered hereby. The notes offered by this prospectus supplement and any additional notes would rank equally and ratably and would be treated as a single class for all purposes under the indenture.

Holders should note that additional notes that are treated for non-tax purposes as a single series with the original notes may be treated as a separate series for U.S. federal income tax purposes. In such case, the additional notes may be considered to have been issued with “original issue discount” (as this term is defined in the Internal Revenue Code of 1986, as amended, and the Treasury Regulations issued thereunder), which may affect the market value of the original notes since such additional notes may not be distinguishable from the original notes.

Optional Redemption

We may redeem the notes, in whole or in part, at our option, at any time at a redemption price equal to the greater of:

•	100% of the principal amount of such notes or

•	as determined by a Quotation Agent (as defined below), the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, as defined below, plus 20 basis points plus, in each case, accrued interest on the notes to the redemption date.

“Adjusted Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by a Quotation Agent as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

“Quotation Agent” means the Reference Treasury Dealer appointed by the trustee after consultation with us.

“Reference Treasury Dealer” means (1) Barclays Capital Inc., J.P. Morgan Securities Inc. and UBS Securities LLC and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in the State of New York, the State of New Jersey or the State of Connecticut (a “Primary Treasury Dealer”), we shall substitute therefor another Primary Treasury Dealer; and (2) any other Primary Treasury Dealer selected by the trustee after consultation with us.

“Comparable Treasury Price” means, with respect to any redemption date, (1) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (2) if the trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such Quotations.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the notes to be redeemed.

Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions of the notes called for redemption.

Sinking Fund

The notes will not be entitled to any sinking fund.

Defeasance

The notes are subject to defeasance under the conditions described in the accompanying prospectus and the indenture.

BOOK-ENTRY ISSUANCE

The notes will be represented by one or more global securities that will be deposited with and registered in the name of The Depository Trust Company (“DTC”) or its nominee. Thus, we will not issue certificated securities to you for the notes, except in the limited circumstances described below. Each global security will be issued to DTC, which will keep a computerized record of its participants whose clients have purchased the notes. Each participant will then keep a record of its clients. Unless it is exchanged in whole or in part for a certificated security, a global security may not be transferred. DTC, its nominees and their successors may, however, transfer a global security as a whole to one another, and these transfers are required to be recorded on our records or a register to be maintained by the trustee. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to transfer or pledge beneficial interests in the global securities.

Beneficial interests in a global security will be shown on, and transfers of beneficial interests in the global security will be made only through, records maintained by DTC and its participants. DTC has provided us with the following information: DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its direct participants deposit with DTC. DTC also records the settlements among direct participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for direct participants’ accounts. This eliminates the need to exchange certificated securities. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

DTC’s book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a direct participant. The rules that apply to DTC and its participants are on file with the SEC.

DTC is owned by a number of its direct participants and by The New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

When you purchase notes through the DTC system, the purchases must be made by or through a direct participant, which will receive credit for the notes on DTC’s records. When you actually purchase the notes, you will become their beneficial owner. Your ownership interest will be recorded only on the direct or indirect participants’ records. DTC will have no knowledge of your individual ownership of the notes. DTC’s records will show only the identity of the direct participant and the amount of the notes held by or through them. You will not receive a written confirmation of your purchase or sale or any periodic account statement directly from DTC. You should instead receive these from your direct or indirect participant. As a result, the direct or indirect participants are responsible for keeping accurate account of the holdings of their customers. The trustee will wire payments on the notes to DTC’s nominee. The trustee and we will treat DTC’s nominee as the owner of each global security for all purposes. Accordingly, the trustee, any paying agent and we will have no direct responsibility or liability to pay amounts due on a global security to you or any other beneficial owners in that global security. Any redemption notices will be sent by us directly to DTC, which will, in turn, inform the direct participants (or the indirect participants), which will then contact you as a beneficial holder.

It is DTC’s current practice, upon receipt of any payment of distributions or liquidation amounts, to proportionately credit direct participants’ accounts on the payment date based on their holdings. In addition, it is DTC’s current practice to pass through any consenting or voting rights to such participants by using an omnibus proxy. Those participants will, in turn, make payments to and solicit votes from you, the ultimate owner of notes, based on their customary practices. Payments to you will be the responsibility of the participants and not of DTC, the trustee or our company.

Notes represented by one or more global securities will be exchangeable for certificated securities with the same terms in authorized denominations only if:

•	DTC is unwilling or unable to continue as depositary or ceases to be a clearing agency registered under applicable law, and a successor is not appointed by us within 90 days; or

•	we decide to discontinue the book-entry system; or

•	an event of default has occurred and is continuing with respect to the notes.

If the global security is exchanged for certificated securities, the trustee will keep the registration books for the notes at its corporate office and follow customary practices and procedures regarding those certificated securities.

Clearstream Banking and Euroclear

Links have been established among DTC, Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”) and Clearstream Banking, société anonyme (“Clearstream Banking”), which are two European book-entry depositaries similar to DTC, to facilitate the initial issuance of the notes sold outside of the United States and cross-market transfers of the notes associated with secondary market trading.

Although DTC, Clearstream Banking and Euroclear have agreed to the procedures provided below in order to facilitate transfers, they are under no obligation to perform these procedures, and these procedures may be modified or discontinued at any time.

Clearstream Banking and Euroclear will record the ownership interests of their participants in much the same way as DTC, and DTC will record the total ownership of each of the U.S. agents of Clearstream Banking and Euroclear, as participants in DTC.

When notes are to be transferred from the account of a DTC participant to the account of a Clearstream Banking participant or a Euroclear participant, the purchaser must send instructions to Clearstream Banking or Euroclear through a participant at least one day prior to settlement. Clearstream Banking or Euroclear, as the case may be, will instruct its U.S. agent to receive notes against payment. After settlement, Clearstream Banking or Euroclear will credit its participant’s account. Credit for the notes will appear on the next day (European time).

Because settlement is taking place during New York business hours, DTC participants will be able to employ their usual procedures for sending notes to the relevant U.S. agent acting for the benefit of Clearstream Banking or Euroclear participants. The sale proceeds will be available to the DTC seller on the settlement date. As a result, to the DTC participant, a cross-market transaction will settle no differently than a trade between two DTC participants.

When a Clearstream Banking or Euroclear participant wishes to transfer notes to a DTC participant, the seller will be required to send instructions to Clearstream Banking or Euroclear through a participant at least one business day prior to settlement. In these cases, Clearstream Banking or Euroclear will instruct its U.S. agent to transfer these notes against payment for them. The payment will then be reflected in the account of the Clearstream Banking or Euroclear participant the following day, with the proceeds back-valued to the value date, which would be the preceding day, when settlement occurs in New York. If settlement is not completed on the intended value date, that is, the trade fails, proceeds credited to the Clearstream Banking or Euroclear participant’s account will instead be valued as of the actual settlement date.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS

The following is a description of the material U.S. federal income tax consequences of the acquisition, ownership and retirement of notes by a holder of such notes. This description only applies to notes held as capital assets and does not address, except as set forth below, aspects of U.S. federal income taxation that may be applicable to holders that are subject to special tax rules, such as

•	financial institutions,

•	insurance companies,

•	real estate investment trusts,

•	regulated investment companies,

•	grantor trusts,

•	tax-exempt organizations,

•	dealers or traders in securities or currencies, or

•	to holders that will hold a note as part of a position in a straddle or as part of a hedging, conversion or integrated transaction for U.S. federal income tax purposes or that have a functional currency other than the U.S. dollar.

Moreover, except as set forth below, this description does not address the U.S. federal estate and gift tax consequences to U.S. Holders, as defined below, or the alternative minimum tax consequences of the acquisition, ownership or retirement of notes and does not address the U.S. federal income tax treatment of holders that do not acquire notes as part of the initial distribution at their initial issue price. Each prospective purchaser should consult its tax advisor with respect to the U.S. federal, state, local and foreign tax consequences of acquiring, holding and disposing of notes.

This description is based on the Internal Revenue Code of 1986, as amended, existing and proposed Treasury Regulations, administrative pronouncements and judicial decisions, each as available and in effect on the date hereof. All of the foregoing are subject to change, possibly with retroactive effect, or differing interpretations which could affect the tax consequences described herein.

For purposes of this description, a “U.S. Holder” is a beneficial owner of notes who for U.S. federal income tax purposes is

•	a citizen or resident of the United States;

•	a corporation, other entity taxable as a corporation or partnership organized in or under the laws of the United States or any State thereof, including the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust (1) that validly elects to be treated as a United States person for U.S. federal income tax purposes or (2)(a) the administration over which a U.S. court can exercise primary supervision and (b) all of the substantial decisions of which one or more United States persons have the authority to control.

A Non-U.S. Holder is a beneficial owner of notes other than a U.S. Holder.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds the notes, the tax treatment of the partnership and a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such partner or partnership should consult its own tax advisor as to its consequences.

U.S. Holders

Interest

If you are a U.S. Holder, interest paid to you on a note will be includible in your gross income as ordinary interest income in accordance with your usual method of tax accounting.

Sale, Exchange or Retirement

If you are a U.S. Holder, upon the sale, exchange or retirement of a note you will recognize taxable gain or loss equal to the difference, if any, between the amount realized on the sale, exchange or retirement, other than accrued but unpaid interest which will be taxable as such, and your adjusted tax basis in the note. Your adjusted tax basis in a note generally will equal the cost of the note to you. Any such gain or loss will be capital gain or loss. If you are a noncorporate U.S. Holder, the maximum marginal U.S. federal income tax rate applicable to the gain will be lower than the maximum marginal U.S. federal income tax rate applicable to ordinary income (other than certain dividends) if your holding period for the notes exceeds one year. The deductibility of capital losses is subject to limitations.

Non-U.S. Holders

Subject to the discussion below under the heading “U.S. Backup Withholding Tax and Information Reporting,” if you are a Non-U.S. Holder, payments of principal of, and interest on, any note to you will not be subject to any U.S. withholding tax provided that the beneficial owner of the note provides certification completed in compliance with applicable statutory and regulatory requirements or an exemption is otherwise established and provided that you are not (1) a controlled foreign corporation, as such term is defined in the Internal Revenue Code, which is related to us through stock ownership, (2) a person owning, actually or constructively, securities representing at least 10% of the total combined outstanding voting power of all classes of our voting stock or (3) a bank which acquires such note in consideration of an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business. The certification requirements are discussed below under the heading “U.S. Backup Withholding Tax and Information Reporting.” If you are not exempt from withholding tax under the above, you will be subject to withholding tax at a 30% rate unless you provide proper certification claiming an exemption from, or reduction in, withholding under the benefit of an applicable tax treaty.

Subject to the discussion below under the heading “U.S. Backup Withholding Tax and Information Reporting,” if you are a Non-U.S. Holder, any gain realized by you upon the sale, exchange or retirement of a note generally will not be subject to U.S. federal income tax, unless:

•	such gain is effectively connected with your conduct of a trade or business in the United States; or

•	if you are an individual Non-U.S. Holder, and you are present in the United States for 183 days or more in the taxable year of such sale, exchange or retirement and certain other conditions are met.

U.S. Trade or Business

If you are a Non-U.S. Holder and hold a note in connection with the conduct of a trade or business in the U.S., any interest on the note, and any gain from the sale, exchange or retirement of the note, generally will be subject to U.S. federal income tax as if you were a U.S. Holder. If you are a foreign corporation, you may be subject to a branch profits tax on the earnings that are connected with your U.S. trade or business, including earnings from the note. The branch profits tax is 30%, but may be reduced or eliminated by an applicable income tax treaty.

Federal Estate Taxes

A note that is held by an individual who at the time of death is not a citizen or resident of the United States will not be subject to U.S. federal estate tax as a result of such individual’s death, provided that such individual is not a shareholder owning actually or constructively 10% or more of the total combined voting power of all classes of our stock entitled to vote and, at the time of such individual’s death, payments of interest with respect to such notes would not have been effectively connected with the conduct by such individual of a trade or business in the United States.

U.S. Backup Withholding Tax and Information Reporting

Backup withholding tax and information reporting requirements apply to certain payments of principal of, and interest on, an obligation and to proceeds of the sale or redemption of an obligation, to certain noncorporate holders of notes that are United States persons. Under current U.S. Treasury Regulations, payments of principal and interest on any notes to a holder that is not a United States person will not be subject to any backup withholding tax requirements if the beneficial owner of the note or a financial institution holding the note on behalf of the beneficial owner in the ordinary course of its trade or business provides an appropriate certification to the payor and the payor does not have actual knowledge or a reason to know that the certification is incorrect. If a beneficial owner provides the certification, the certification must give the name and address of such owner, state that such owner is not a United States person, or, in the case of an individual, that such owner is neither a citizen nor a resident of the United States, and the owner must sign the certificate under penalties of perjury. If a financial institution, other than a financial institution that is a qualified intermediary, provides the certification, the certification must state that the financial institution has received from the beneficial owner the certification set forth in the preceding sentence, set forth the information contained in such certification, and include a copy of such certification, and an authorized representative of the financial institution must sign the certificate under penalties of perjury. A financial institution generally will not be required to furnish to the Internal Revenue Service the names of the beneficial owners of notes that are not United States persons and copies of such beneficial owners’ certifications where the financial institution is a qualified intermediary that has entered into a withholding agreement with the Internal Revenue Service pursuant to applicable U.S. Treasury Regulations. In the case of payments to a foreign partnership, foreign simple trust or foreign grantor trust (other than payments to a foreign partnership, foreign simple trust or foreign grantor trust that qualifies as a withholding foreign partnership or a withholding foreign trust within the meaning of applicable U.S. Treasury Regulations, and payments to a foreign partnership, foreign simple trust or foreign grantor trust that are effectively connected with the conduct of a trade or business in the United States), the partners of the foreign partnership, the beneficiaries of the foreign simple trust or the persons treated as the owners of the foreign grantor trust, as the case may be, will be required to provide the certification discussed above in order to establish an exemption from withholding and backup withholding tax requirements. The backup withholding tax rate is currently 28%.

In addition, if the foreign office of a foreign “broker,” as defined in applicable U.S. Treasury Regulations, pays the proceeds of the sale of a note to the seller of the note, backup withholding and information reporting requirements will not apply to such payment provided that such broker derives less than 50% of its gross income for certain specified periods from the conduct of a trade or business in the United States, is not a controlled foreign corporation for U.S. tax purposes, and is not a foreign partnership (1) one or more of the partners of which, at any time during its tax year, are U.S. persons (as defined in U.S. Treasury Regulations Section 1.1441-1(c)(2)) who, in the aggregate hold more than 50% of the income or capital interest in the partnership or (2) which, at any time during its tax year, is engaged in the conduct of a trade or business in the United States. Moreover, the payment by a foreign office of other brokers of the proceeds of the sale of a note, will not be subject to backup withholding, unless the payer has actual knowledge or a reason to know that the payee is a U.S. person. Principal and interest so paid by the U.S. office of a custodian, nominee or agent, or the payment by the U.S. office of a broker of the proceeds of a sale of a note, is subject to backup withholding requirements unless the beneficial owner provides the nominee, custodian, agent or broker with an appropriate certification as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against your U.S. federal income tax liability, provided, that the required information is timely provided to the Internal Revenue Service.

The above description is not intended to constitute a complete analysis of all tax consequences relating to the ownership of notes. Prospective purchasers of notes should consult their own tax advisors concerning the tax consequences of their particular situations.

UNDERWRITING

Under the terms and subject to the conditions in the underwriting agreement dated the date of this prospectus supplement, we have agreed to sell to each of the underwriters named below, severally, and each of the underwriters has severally agreed to purchase, the principal amount of the notes set forth opposite its name below:

Underwriter	Principal Amount of Notes
Barclays Capital Inc.	$75,000,000
J.P. Morgan Securities Inc.	75,000,000
UBS Securities LLC	75,000,000
Banc of America Securities LLC	16,500,000
Citigroup Global Markets Inc.	16,500,000
Lehman Brothers Inc.	16,500,000
PNC Capital Markets, Inc.	13,500,000
Harris Nesbitt Corp.	9,000,000
The Williams Capital Group, L.P.	3,000,000

Total	$300,000,000

Under the terms and conditions of the underwriting agreement, if the underwriters take any of the notes, then the underwriters are obligated to take and pay for all of the notes.

The notes are a new issue of securities with no established trading market and will not be listed on any national securities exchange. The underwriters have advised us that they intend to make a market for the notes, but they have no obligation to do so and may discontinue market making at any time without providing any notice. No assurance can be given as to the liquidity of any trading market for the notes.

The underwriters initially propose to offer part of the notes directly to the public at the offering price described on the cover page of this prospectus supplement and part to certain dealers at a price that represents a concession not in excess of 0.40% of the principal amount of the notes. Any underwriter may allow, and any such dealer may reallow, a concession not in excess of 0.25% of the principal amount of the notes to certain other dealers. After the initial offering of the notes, the underwriters may from time to time vary the offering price and other selling terms.

We have also agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments which the underwriters may be required to make in respect of any such liabilities.

In connection with the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the underwriters may overallot in connection with this offering, creating a syndicate short position. In addition, the underwriters may bid for, and purchase, notes in the open market to cover syndicate short positions or to stabilize the price of the notes. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the notes in this offering, if the syndicate repurchases previously distributed notes in syndicate covering transactions, stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The underwriters are not required to engage in any of these activities, and may end any of them at any time.

Barclays Capital Inc., J.P. Morgan Securities Inc. and UBS Securities LLC will make notes available for distribution on the Internet through a proprietary Web site and/or a third-party system operated by Market Axess Inc., an Internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between Barclays Capital Inc., J.P. Morgan Securities Inc. and UBS Securities LLC and their customers and is not a party to any transactions. Market Axess Inc., a registered broker-dealer, will receive compensation from Barclays Capital Inc., J.P. Morgan Securities Inc. and UBS Securities LLC based on transactions the underwriters conduct through the system. Barclays Capital Inc., J.P. Morgan Securities Inc. and UBS Securities LLC will make notes available to their customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

Expenses associated with this offering, to be paid by us, are estimated to be $330,000.

In the ordinary course of their respective business, certain of the underwriters and their affiliates have engaged, and may in the future engage, in commercial banking and/or investment banking transactions with us and our affiliates.

LEGAL OPINIONS

The validity of the notes will be passed upon for us by Linda Lipscomb, our Deputy General Counsel. Ms. Lipscomb owns beneficially approximately 18,090 shares of our common stock. She holds options to purchase approximately 50,341 additional shares of our common stock that were granted to her pursuant to our 1994 Long-Term Incentive Plan. White & Case LLP, New York, New York has acted as counsel for the underwriters.

EXPERTS

The financial statements incorporated in this prospectus supplement and the accompanying prospectus by reference to the Annual Report on Form 10-K of Campbell Soup Company for the fiscal year ended July 28, 2002 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

PROSPECTUS

Debt Securities

From time to time, we may sell debt securities consisting of debentures, notes or other unsecured evidences of indebtedness on terms we will determine at the times we sell the debt securities. We will sell the debt securities at an aggregate initial offering price no greater than $1,000,000,000 or the equivalent of this amount in foreign or composite currencies. When we decide to sell a particular series of debt securities, we will prepare and deliver a supplement to this prospectus describing the particular terms of the debt securities we are offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We may sell the debt securities directly, through agents, through underwriters or dealers, or through a combination of such methods. If we elect to use agents, underwriters or dealers in any offering of debt securities, we will disclose their names and the nature of our arrangements with them in the prospectus supplement we prepare for such offering.

The date of this prospectus is November 25, 2002

This prospectus is part of a Registration Statement that we filed with the Securities and Exchange Commission utilizing a “shelf” registration process. Under this shelf registration process, we may, from time to time, sell the securities described in this prospectus in one or more offerings up to a total dollar amount of $1,000,000,000 or the equivalent of this amount in foreign currencies or foreign currency units.

This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information About Us”.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell debt securities only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of debt securities. In this prospectus, “we,” “us” and “our” refer to Campbell Soup Company and our consolidated subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC’s website at http://www.sec.gov.

The SEC allows us to “incorporate by reference” into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file with the SEC after the date of this prospectus will update and supersede the information in this prospectus. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until our offering is completed.

•	Our Annual Report on Form 10-K for the fiscal year ended July 28, 2002, which incorporates by reference certain portions of our 2002 Annual Report to Shareowners; and

•	Our Current Reports on 8-K filed on October 11, 2002 and November 22, 2002.

You may request a copy of these filings, at no cost, by writing to or telephoning us at the following address:

Corporate Secretary

Campbell Soup Company

Campbell Place

Camden, New Jersey 08103-1799

(856) 342-6122

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Whether these forward-looking statements turn out to be accurate is subject to a number of risks and uncertainties, many of which are beyond our control. Forward-looking statements are typically identified by the words “believe,” “expect,” “will,” “anticipate,” “intend,” “estimate” and similar expressions.

In light of these risks and uncertainties, we cannot assure you that the results and events contemplated by the forward-looking information contained in this prospectus will in fact transpire. Potential investors are cautioned not to place undue reliance on these forward-looking statements. Subject to applicable law, we do not undertake any obligation to update or revise any forward-looking statements. All written or oral forward-looking statements made after the date of this prospectus and which are attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements.

CAMPBELL SOUP COMPANY

Campbell Soup Company, together with its consolidated subsidiaries, is a global manufacturer and marketer of high quality, branded convenience food products. Campbell Soup Company was incorporated as a business organization under the laws of New Jersey on November 23, 1922; however, through predecessor organizations, our beginnings in the food business can be traced back to 1869. Our principal executive offices are at Campbell Place, Camden, New Jersey 08103-1799.

We operate in four business segments: North America Soup and Away From Home, North America Sauces and Beverages, Biscuits and Confectionery, and International Soup and Sauces. The North America Soup and Away From Home segment comprises the retail soup and Away From Home business in the United States and Canada. The U.S. retail business includes the Campbell’s brand condensed and ready-to-serve soups and Swanson broths. The segment includes the company’s total business in Canada, which comprises the Habitant and Campbell’s soups, Prego pasta sauces and V8 juices. The Away From Home operations represent the distribution of products such as Campbell’s soups, Campbell’s specialty entrées, beverage products, other prepared foods and Pepperidge Farm products through various food service channels. The North America Sauces and Beverages segment includes Prego pasta sauces, Pace Mexican sauces, Franco-American canned pastas and gravies, V8 vegetable juices, V8 Splash juice beverages, Campbell’s tomato juice and the total of all businesses in Mexico and other Latin American countries. The Biscuits and Confectionery segment includes Pepperidge Farm cookies, crackers, breads and frozen products in North America, Arnott’s biscuits and crackers in Australia and Asia/Pacific and Godiva chocolates worldwide. The International Soup and Sauces segment comprises operations outside North America, including Erasco and Heisse Tasse soups in Germany, Liebig and Royco soups and Lesieur sauces in France, Campbell’s and Batchelors soups, Oxo stock cubes and Homepride sauces in the United Kingdom, Devos Lemmens mayonnaise and cold sauces, and Campbell’s and Royco soups in Belgium, and Blå Band and McDonnells soups in Sweden and Ireland, respectively. In Asia/Pacific, operations include Campbell’s soups and stock and Swanson broths across the region.

USE OF PROCEEDS

Unless we describe a different use of proceeds from an offering in the related prospectus supplement, we intend to use the net proceeds from the sales of the debt securities to repay short-term debt, to reduce or retire from time to time other indebtedness and for other general corporate purposes, including acquisitions.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratio of earnings to fixed charges for the periods shown:

Fiscal year ended
7/28/02	7/29/01	7/30/00	8/1/99	8/2/98

4.8	5.1	5.7	6.1	6.0

The ratios of earnings to fixed charges were computed by dividing our earnings by our fixed charges. For this purpose, earnings include earnings from continuing operations before equity in earnings of affiliates and minority interests, amortization of capitalized interest, taxes on earnings and fixed charges (excluding capitalized interest). Fixed charges include interest expense, capitalized interest, amortization of debt expenses and the estimated interest components of rentals. In fiscal years 2002, 2001, 1999 and 1998, we recorded restructuring charges of $1 million, $10 million, $36 million and $262 million, respectively. Excluding the effect of such charges, the ratio of earnings to fixed charges would have been 4.8 in 2002, 5.1 in 2001, 6.3 in 1999 and 7.2 in 1998.

DESCRIPTION OF DEBT SECURITIES

Unless we indicate otherwise in an accompanying prospectus supplement, the debt securities consisting of debentures, notes and other unsecured evidence of indebtedness will be issued under an Indenture, between the Company and Bankers Trust Company, as Trustee, the form of which we have filed as an exhibit to the registration statement of which this prospectus forms a part. The following summary of certain general provisions of the Indenture and the debt securities does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the provisions of the Indenture, including the definitions therein of certain terms. The particular terms of a series of debt securities offered by a prospectus supplement and the extent, if any, to which such general provisions may apply to such securities will be described in the prospectus supplement relating to such series. Capitalized terms used and not otherwise defined in this section shall have the meanings assigned to them in the Indenture.

General

The Indenture does not limit the amount of debt securities which we may issue under the Indenture and provides that debt securities may be issued thereunder up to the aggregate principal amount which our Board of Directors may authorize from time to time. Debt securities may be issued from time to time in one or more series. Debt securities will be unsecured and will rank equally with all of our other unsecured and unsubordinated indebtedness.

Please refer to the prospectus supplement relating to any particular series of debt securities we may offer for the following terms of such series:

(a)	the designation, aggregate principal amount and authorized denominations of the offered debt securities;

(b)	the price (expressed as a percentage of the aggregate principal amount thereof) at which the offered debt securities will be issued;

(c)	the date or dates on which the offered debt securities will mature;

(d)	the annual rate, if any, at which the offered debt securities will bear interest;

(e)	the date from which such interest, if any, on the offered debt securities will accrue, the dates on which such interest, if any, will be payable, the date on which payment of such interest, if any, will commence and, with respect to offered debt securities in registered form, the regular record dates for such interest payment dates;

(f)	any optional or mandatory sinking fund provisions;

(g)	the date, if any, after which and the price or prices at which the offered debt securities may, pursuant to any optional or mandatory redemption provisions, be redeemed at our option or at the option of the holder and any other terms and provisions of such optional or mandatory redemptions;

(h)	the denominations in which any offered debt securities of a series which are registered securities will be issuable if other than denominations of $1,000 and any integral multiple thereof, and the denominations in which any offered debt securities of the series which are bearer securities will be issuable if other than denominations of $5,000;

(i)	if other than the principal amount thereof, the portion of the principal amount of offered debt securities of the series which will be payable upon declaration of acceleration of maturity thereof or provable in bankruptcy;

(j)	any Events of Default with respect to the offered debt securities of the series, if not set forth in the Indenture;

(k)	the currency or currencies, including composite currencies, in which payment of the principal of (and premium, if any) and interest, if any, on the offered debt securities of the series will be payable (if other than the currency of the United States of America), which unless otherwise specified will be the currency of the United States of America as at the time of payment which is the legal tender for payment of public or private debts;

(l)	if the principal of (and premium, if any), or interest, if any, on the offered debt securities of the series is to be payable, at our election or at the election of any holder thereof, in a coin or currency other than that in which the offered debt securities of the series are stated to be payable, the period or periods within which, and the terms and conditions upon which, such election may be made;

(m)	if such offered debt securities are to be denominated in a currency or currencies, including composite currencies, other than the currency of the United States of America, the equivalent price in the currency of the United States of America;

(n)	if the amount of payments of principal of (and premium if any), or portions thereof, or interest, if any, on the offered debt securities of the series may be determined with reference to an index, formula or other method, the manner in which such amounts will be determined;

(o)	whether the offered debt securities will be issuable in registered or bearer form or both, any restrictions applicable to the offer, sale or delivery of any offered debt securities issuable in bearer form and whether, and, if so, the terms upon which, any offered debt securities in bearer form will be exchangeable for offered debt securities in registered form;

(p)	whether such offered debt securities are to be issued in whole or in part in the form of one or more global securities and, if so, the method of transferring beneficial interests in such global security or global securities;

(q)	whether the offered debt securities of any series shall be issued upon original issuance in whole or in part in the form of one or more book-entry securities;

(r)	the application, if any, of certain provisions of the Indenture relating to defeasance and discharge, and certain conditions thereto;

(s)	with respect to the offered debt securities of the series, any deletions from, modifications of or additions to the Events of Default or any covenants, whether or not such Events of Default or covenants are consistent with the Events of Default or covenants set forth in the Indenture; and

(t)	any U.S. Federal income tax consequences applicable to the offered debt securities.

Debt securities of a series may be issued in registered form or bearer form or both as specified in the terms of the series, may be issued in whole or in part in the form of one or more global securities and may be issued as book-entry securities that will be deposited with, or on behalf of, The Depository Trust Company, or another depository named by the Company and identified in a prospectus supplement with respect to such series. The prospectus supplement will specify whether the offered debt securities will be registered, bearer, global or book-entry form.

So long as the Depository for a global security or its nominee is the registered owner of such global security, such Depository or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by such global security for all purposes. Except in certain circumstances, owners of beneficial interests in a global security will not be entitled to have any of the individual debt securities represented by such global security registered in their names, will not receive or be entitled to receive physical delivery of any such debt securities in definitive form and will not be considered the owners or holders thereof.

Unless the prospectus supplement relating thereto specifies otherwise, debt securities denominated in U.S. dollars will be issued only in denominations of $1,000 or any integral multiple thereof, and bearer securities denominated in U.S. dollars will be issued only in denominations of $5,000. The prospectus supplement relating to a series of debt securities denominated in a foreign or composite currency will specify the denomination thereof.

At the option of the holder and subject to the terms of the Indenture, bearer securities (with all unmatured coupons, except as provided below, and all matured coupons in default) of any series will be exchangeable into an equal aggregate principal amount of registered securities or, in the case of global bearer securities, registered securities or bearer securities of the same series (with the same interest rate and maturity date). Bearer securities surrendered in exchange for registered securities between the record date and the relevant date for payment of interest will be surrendered without the coupon relating to such date for payment of interest and interest accrued as of such date will not be payable in respect of the registered security issued in exchange for such bearer security, but will be payable only to the holder of such coupon when due in accordance with the terms of the applicable Indenture. Registered securities of any series will be exchangeable into an equal aggregate principal amount of registered securities of the same series (with the same interest rate and maturity date) of different authorized denominations. Registered securities may not be exchanged for bearer securities.

A book-entry security may not be registered for transfer or exchange (other than as a whole by the depository to a nominee or by such nominee to such depository) unless

(a)	the depository or such nominee notifies us that it is unwilling or unable to continue as depository,

(b)	the depository ceases to be qualified as required by the Indenture,

(c)	we instruct the Trustee in accordance with the Indenture that such book-entry securities shall be so registrable and exchangeable,

(d)	there shall have occurred and be continuing an Event of Default or an event which after notice or lapse of time would be an Event of Default with respect to the debt securities evidenced by such book-entry securities or

(e)	there shall exist such other circumstances, if any, as may be specified in the applicable prospectus supplement.

No service charge will be made for any transfer or exchange of the debt securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Unless we indicate otherwise in the prospectus supplement, principal (and premium, if any) will be payable and registered securities will be transferable at the corporate trust office of the Trustee or such other paying agent as we may appoint from time to time, as specified in the applicable prospectus supplement. Unless other arrangements are made, we will pay interest, if any, by checks mailed to the holders of registered securities at their registered addresses. We will make payment with respect to debt securities represented by a global security registered in the name of a depository or its nominee will be made to the depository or its nominee, as the case may be, as the registered owner of the global security. To the extent set forth in the prospectus supplement relating thereto, any bearer securities and the coupons appertaining thereto will be payable against surrender thereof, subject to any applicable laws and regulations, at the offices of such paying agencies outside the United States as we may appoint from time to time.

One or more series of the debt securities may be issued as discounted debt securities (bearing no interest or interest at a rate which at the time of issuance is below market rates) to be sold at a substantial discount below their stated principal amount. U.S. Federal income tax consequences and other special considerations applicable to any such discounted debt securities will be described in the prospectus supplement relating thereto.

Under the Indenture, we will have the ability to issue debt securities with terms different from those of debt securities previously issued.

Certain Covenants

Restrictions on Secured Debt

If the Company or any Restricted Subsidiary shall incur or guarantee any evidence of indebtedness for money borrowed (“Debt”) secured by a mortgage, pledge or lien (“Mortgage”) on any Principal Property of the Company or any Restricted Subsidiary, or on any share of stock or Debt of any Restricted Subsidiary, the Company will secure or cause such Restricted Subsidiary to secure all series of the Offered Debt Securities equally and ratably with (or, at the Company’s option, prior to) such secured Debt, unless the aggregate amount of all such secured Debt, together with all Attributable Debt with respect to sale and leaseback transactions involving Principal Properties (with the exception of such transactions which are excluded as described in “Restrictions on Sales and Leasebacks” below), would not exceed 10% of Consolidated Net Assets.

The above restriction will not apply to, and there will be excluded from secured Debt in any computation under such restrictions, Debt secured by

(a)	Mortgages on property of, or on any shares of stock or Debt of, any corporation existing at the time such corporation becomes a Restricted Subsidiary,

(b)	Mortgages in favor of the Company or a Restricted Subsidiary,

(c)	Mortgages in favor of governmental bodies to secure progress, advance or other payments,

(d)	Mortgages on property, shares of stock or Debt existing at the time of acquisition thereof, including acquisition through merger or consolidation, and purchase money and construction Mortgages which are entered into within specified time limits,

(e)	Mortgages securing industrial revenue or pollution control bonds,

(f)	mechanics and similar liens arising in the ordinary course of business in respect of obligations not due or being contested in good faith,

(g)	Mortgages arising from deposits with or the giving of any form of security to any governmental authority required as a condition in the transaction of business or exercise of any privilege, franchise or license,

(h)	Mortgages for taxes, assessments or governmental charges or levies which are not then due or, if delinquent, are being contested in good faith,

(i)	Mortgages, including judgment liens, arising from legal proceedings being contested in good faith and

(j)	any extension, renewal or refunding of any Mortgage referred to in the foregoing clauses (a) through (i) inclusive.

Restrictions on Sales and Leasebacks

Neither the Company nor any Restricted Subsidiary may enter into any sale and leaseback transaction involving any Principal Property, unless the aggregate amount of all Attributable Debt with respect to such transactions plus all Debt secured by Mortgages on Principal Properties (with the exception of secured Debt which is excluded as described in “Restrictions on Secured Debt” above) would not exceed 10% of Consolidated Net Assets.

This restriction will not apply to, and there shall be excluded from Attributable Debt in any computation under such restriction, any sale and leaseback transaction if

(a)	the lease is for a period, including renewal rights, of not in excess of five years,

(b)	the sale or transfer of the Principal Property is made within a specified period after its acquisition or construction,

(c)	the lease secures or relates to industrial revenue or pollution control bonds,

(d)	the transaction is between the Company and a Restricted Subsidiary or between Restricted Subsidiaries or

(e)	the Company or such Restricted Subsidiary, within 180 days after the sale is completed, applies to the retirement of Funded Debt of the Company or a Restricted Subsidiary, or to the purchase of other property which will constitute Principal Property of a value at least equal to the value of the Principal Property leased, an amount not less than the greater of

(1)	the net proceeds of the sale of the Principal Property leased or

(2)	the fair market value of the Principal Property leased.

In lieu of applying proceeds to the retirement of Funded Debt, debentures or notes (including the Debt Securities) of the Company or a Restricted Subsidiary may be surrendered to the applicable trustee for cancellation at a value equal to the then applicable optional redemption price thereof or the Company or a Restricted Subsidiary may credit the principal amount of Funded Debt voluntarily retired within 180 days after such sale.

Unless otherwise indicated in a prospectus supplement, the covenants contained in the Indenture and the Debt Securities would not necessarily afford holders of the Debt Securities protection in the event of a highly leveraged or other transaction involving the Company that may adversely affect holders of Debt Securities.

Certain Definitions

“Attributable Debt” means, as to any particular lease under which any Person is at the time liable and at any date as of which the amount thereof is to be determined, the total net amount of rent required to be paid by such Person under such lease during the remaining primary term thereof, discounted from the respective due dates thereof to such date at the actual percentage rate inherent in such arrangements as determined in good faith by the Company. The net amount of rent required to be paid under any such lease for any such period shall be the aggregate amount of the amount payable by the lessee with respect to such period after excluding amounts required to be paid on account of maintenance and repairs, insurance, taxes, assessments, water rates and similar charges. In the case of any lease which is terminable by the lessee upon the payment of a penalty, such net amount shall also include the amount of such penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be terminated.

“Consolidated Net Assets” means total assets after deducting therefrom all current liabilities as set forth on the most recent balance sheet of the Company and its consolidated subsidiaries and computed in accordance with generally accepted accounting principles.

“Funded Debt” means (a) all indebtedness for money borrowed having a maturity of more than 12 months from the date as of which the determination is made or having a maturity of 12 months or less but by its terms being renewable or extendable beyond 12 months from such date at the option of the borrower and (b) rental obligations payable more than 12 months from such date under leases which are capitalized in accordance with generally accepted accounting principles (such rental obligations to be included as Funded Debt at the amount so capitalized).

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

“Principal Property” means any manufacturing or processing plant or warehouse owned at the date hereof or hereafter acquired by the Company or any Restricted Subsidiary of the Company which is located within the United States of America and the gross book value (including related land and improvements thereon and all machinery and equipment included therein without deduction of any depreciation reserves) of which on the date as of which the determination is being made exceeds 2% of Consolidated Net Assets other than (a) any property which in the opinion of the Board of Directors is not of material importance to the total business conducted by the Company as an entirety or (b) any portion of a particular property which is similarly found not to be of material importance to the use or operation of such property.

“Restricted Subsidiary” means a Subsidiary of the Company (a) substantially all the property of which is located, or substantially all the business of which is carried on, within the United States of America and (b) which owns a Principal Property, but does not include a Subsidiary of the Company engaged primarily in the development and sale or financing of real property.

Merger and Consolidation

The Company will not merge or sell, convey, transfer or lease all or substantially all of its assets unless the successor Person is the Company or another Person that assumes the Company’s obligations on the Debt Securities and under the Indenture and, after giving effect to such transaction, the Company or the successor Person would not be in default under the Indenture.

Events of Default

The Indenture defines “Events of Default” with respect to the Debt Securities of any series as being one of the following events:

(a)	default in the payment of any installment of interest on that series for 30 days after becoming due;

(b)	default in the payment of principal (or premium, if any) on that series when due;

(c)	default in the performance of any other covenant with respect to the Debt Securities of that series or in the Indenture (other than a covenant included in the Indenture solely for the benefit of any series of Debt Securities other than that series) continued for 90 days after notice;

(d)	certain events of bankruptcy, insolvency or reorganization; and

(e)	any other Event of Default provided with respect to Debt Securities of that series.

The Indenture contains no Events of Default or other provisions which specifically afford holders of the Debt Securities protection in the event of a highly leveraged transaction.

If an Event of Default shall occur and be continuing with respect to the Debt Securities of any series, either the Trustee or the holders of at least 25% in principal amount of the Debt Securities of that series then outstanding may declare the principal (or such portion thereof as may be specified in the prospectus supplement relating to such series) of the Debt Securities of such series and the accrued interest thereon, if any, to be due and payable. The Indenture provides that the Trustee shall, within 90 days after the occurrence of a default known to a Responsible Officer of the Trustee, give the holders of Debt Securities notice of all uncured defaults known to it (the term “default” to mean the events specified above without grace periods); provided that, except in the case of default in the payment of principal of or interest on any Debt Security, the Trustee shall be protected in withholding such notice if it in good faith determines the withholding of such notice is in the interest of the holders of Debt Securities. At any time after such declaration of acceleration has been made, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the holders of a majority in principal amount of the Debt Securities of that series then outstanding, by written notice to the Company and the Trustee, may, in certain circumstances, rescind and annul such declaration.

The Company will furnish to the Trustee annually a statement by certain officers of the Company to the effect that to the best of their knowledge the Company is not in default in the fulfillment of any of its obligations under the Indenture or, if there has been a default in the fulfillment of any such obligation, specifying each such default.

The holders of a majority in principal amount of the outstanding Debt Securities of any series will have the right, subject to certain limitations, to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of such series, and to waive certain defaults with respect thereto. The Indenture will provide that in case an Event of Default shall occur and be continuing, the Trustee shall exercise such of its rights and powers under the Indenture, and use the same degree of care and skill in its exercise, as a prudent man would exercise or use under the circumstances in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the holders of Debt Securities unless they first shall have offered to the Trustee reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it in compliance with such request.

Modification of the Indenture and Waiver

The Indenture provides that the Company and the Trustee may enter into supplemental indentures without the consent of the holders of the Debt Securities to:

(a)	evidence the assumption by a successor corporation of the obligations of the Company,

(b)	add covenants for the protection of the holders of Debt Securities,

(c)	add any additional Events of Default,

(d)	cure any ambiguity or correct any inconsistency in such Indenture,

(e)	establish the form or terms of Debt Securities of any series,

(f)	secure the Debt Securities and related coupons, if any, and

(g)	evidence the acceptance of appointment by a successor trustee.

With certain exceptions, the Indenture may be modified or amended with the consent of the holders of not less than a majority in principal amount of the outstanding Debt Securities of each series affected by the modification; provided, however, that no such modification or amendment may be made, without the consent of the holder of each Debt Security affected, which would, among other things,

(a)	reduce the principal amount of or the interest on any Debt Security, change the stated maturity of the principal of, or any installment of interest on, any Debt Security or the other terms of payment thereof,

(b)	reduce the above-stated percentage of Debt Securities, the consent of the holders of which is required to modify or amend the Indenture, or the percentage of Debt Securities of any series, the consent of the holders of which is required to waive certain past defaults or

(c)	change any obligation of the Company to maintain an office or agency in the places and for the purposes specified in Section 10.2 of the Indenture.

The holders of at least a majority in principal amount of the Debt Securities of each series outstanding may, on behalf of the holders of all the Debt Securities of that series, waive, insofar as that series is concerned, compliance by the Company with certain restrictive provisions of the Indenture, unless a greater percentage of such principal amount is specified in the applicable prospectus supplement. The holders of not less than a majority in principal amount of the Debt Securities of each series outstanding may, on behalf of all holders of Debt Securities of that series, waive any past default under the Indenture, except a default (a) in the payment of principal of (and premium, if any) or any interest on any Debt Security of such series and (b) in respect of a covenant, or provision of the Indenture which cannot be modified or amended without the consent of the holder of each Debt Security of such series outstanding affected.

Defeasance and Discharge

The Indenture provides that the Company may specify that, with respect to the Debt Securities of a certain series, it will be discharged from any and all obligations in respect of such Debt Securities (except for certain obligations to register the transfer or exchange of Debt Securities, to replace stolen, lost or mutilated Debt Securities, to maintain paying agencies and hold monies for payment in trust and, if so specified with respect to the Debt Securities of a certain series, to pay the principal of (and premium, if any) and interest, if any, on such specified Debt Securities) upon the deposit with the Trustee, in trust, of money and/or U.S. Government Obligations which through the payment of interest and principal thereof in accordance with their terms will provide money in an amount sufficient to pay any installment of principal (and premium, if any) and interest, if any, on and any mandatory sinking fund payments in respect of such Debt Securities on the stated maturity of such payments in accordance with the terms of the Indenture and such Debt Securities. If so specified with respect to the Debt Securities of a series, such a trust may only be established if establishment of the trust would not cause the Debt Securities of any such series listed on any nationally recognized securities exchange to be de-listed as a result thereof. Also, if so specified with respect to a series of Debt Securities, such establishment of such a trust may be conditioned on the delivery by the Company to the Trustee of an Opinion of Counsel (who may be counsel to the Company) to the effect that, based upon applicable U.S. Federal income tax law or a ruling published by the United States Internal Revenue Service, such a defeasance and discharge will not be deemed, or result in, a taxable event with respect to holders of such Debt Securities. The designation of such provisions, U.S. Federal income tax consequences and other considerations applicable thereto will be described in the prospectus supplement relating thereto.

Concerning the Trustee

We have appointed Bankers Trust Company as the Trustee under the Indenture and as initial Security Registrar with regard to the Debt Securities.

The Trustee acts as our fiscal agent for several debt offerings inside the United States and performs other services for the Company in the normal course of its business.

PLAN OF DISTRIBUTION

General

We may sell offered debt securities to or through underwriters or dealers, through agents or directly to purchasers. Any such underwriter, dealer or agent may be deemed to be an underwriter within the meaning of the Securities Act. The prospectus supplement relating to the offered debt securities will set forth their offering terms, including the name or names of any underwriters, the purchase price of the offered debt securities and the proceeds to us from such sale, any underwriting discounts, commissions and other items constituting underwriters’ compensation, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which the offered debt securities may be listed.

If underwriters are used in the sale, the underwriters will acquire the offered debt securities for their own account and may resell such securities from time to time in one or more transactions, including negotiated transactions, at a fixed price or at varying prices determined at the time of sale. The offered debt securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more of firms acting as underwriters. Unless we indicate otherwise in the prospectus supplement, the obligations of the underwriters to purchase the offered debt securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all the offered debt securities if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

Under agreements which we may enter into, underwriters, dealers and agents who participate in the distribution of offered debt securities may be entitled to indemnification or contribution by us against certain liabilities, including liabilities under the Securities Act.

The specific terms and manner of sale of offered debt securities will be set forth or summarized in the prospectus supplement. Subject to any restrictions relating to debt securities in bearer form, debt securities initially sold outside the United States may be resold in the United States through underwriters, dealers or otherwise.

If so indicated in the prospectus supplement, we will authorize underwriters or other persons acting as our agents to solicit offers by certain institutions to purchase offered debt securities from us pursuant to contracts providing for payment and delivery on a future date. These institutions include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases will be subject to acceptance by us. The obligations of any purchaser under any such contracts will be subject to the condition that the purchase of offered debt securities will not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other persons will not have any responsibility in respect of the validity or performance of such contracts.

Each series of offered debt securities will be a new issue with no established trading market. Except as indicated in the applicable prospectus supplement, the debt securities are not expected to be listed on a securities exchange. Any underwriters to whom we sell offered debt securities for public offering and sale may make a market in such offered debt securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We cannot assure you as to the liquidity of the trading market for any offered debt securities.

LEGAL OPINIONS

Unless otherwise disclosed in the prospectus supplement, the validity of the offered debt securities will be passed upon for us by Linda Lipscomb, our Deputy General Counsel, and for the underwriters, dealers or agents, if any, by counsel specified in the prospectus supplement. Ms. Lipscomb owns beneficially approximately 14,980 shares of the Company’s common stock. She holds options to purchase approximately 57,300 additional shares of the Company’s common stock that were granted to her pursuant to the Company’s 1994 Long-Term Incentive Plan.

EXPERTS

The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K of Campbell Soup Company for the fiscal year ended July 28, 2002 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.